Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended March 31,
	2004	2003
Income before cumulative effect of change in accounting principle	$119,514,000	$100,633,000
Cumulative effect of change in accounting principle (net of applicable tax)	(7,163,000)	0

Net Income	$112,351,000	$100,633,000

Basic weighted average shares outstanding	112,430,533	117,470,995
Diluted weighted average shares outstanding	114,051,695	117,783,757
Basic earnings per share:
Income before cumulative effect of change in accounting principle	$1.06	0.86
Cumulative effect of change in accounting principle (net of applicable tax)	(0.06)	0.00

Basic net income per share	$1.00	$0.86

Diluted earnings per share:
Income before cumulative effect of change in accounting principle	$1.05	$0.85
Cumulative effect of change in accounting principle (net of applicable tax)	(0.06)	0.00

Diluted net income per share	$0.99	$0.85